

January 30, 2012

Via E-mail
Zoltan Nagy
Chief Executive Officer
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re:** **Starflick.com**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 13, 2012**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated January 11, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue. It appears that you have no or nominal operations and no or nominal assets in accordance with the definition of a shell company as found in Rule 405 of the Securities Act of 1933. As such, please revise to disclose your status as a shell company or provide sufficient support as to why you are not a shell company in accordance with the definition.

Use of Proceeds, page 13

2. We note your disclosure on page 14 that "[i]n the event that the options or screenplays exceed the foregoing amounts, we cannot be specific about the time involved to acquire the option or the screenplay." Please revise to clarify here and in your Plan of Operation section the specific time involved to acquire the option and the screenplay if the options and screenplays do not exceed the estimated amounts or advise.

3. We note your disclosure on page 15 that you anticipate the total cost of the website to be $43,000. It appears that you have already spent $20,434 for the development of your website. Please revise to disclose here how you will pay for the cost of developing your website if you do not raise the maximum amount of proceeds in this offering. To the extent that you intend to borrow money from Mr. Nagy, please clarify that he is under no obligation to lend such additional funds. In this regard, we note your disclosure on page

23 that "[t]o the extent that [you] are unable to sell all of the offered shares, [your] president will advance sufficient funds to complete development of [your] website.

Management's Discussion and Analysis or Plan of Operation, page 20

Plan of Operation, page 21

4. Please reconcile your disclosure on page 21 that you have "reviewed films and film scripts" with your disclosure on page 25 that you will not begin such activities until you have completed this offering.

5. We note your disclosure on page 15 that post-production costs will be between $6,000 and $25,000. Please reconcile this disclosure with your disclosure on page 25 that "[i]t is [your] belief that the preproduction, production, and post production can run as little as $1,000" and your disclosure on page 26 that "post-production will take four months to complete" or advise. In addition, please revise to disclose here what post-production will consist of if you raise the minimum amount of money and what it will consist of if you raise the maximum amount of money. In this regard, we note your disclosure on page 11 that "[w]hile the costs of distributing a film can range from $10,000 to $100,000 per country, [you] are only willing to pay $10,000 for expenses related to distributing a film in a particular country."

6. We note your response to our prior comment 8 that you do not intend to commission a screenplay based upon a submission to your website. However, we note your disclosure on page 22 that "[i]n [your] opinion, it will take approximately six months to commission a screenplay; approximately six months to receive a completed screenplay; and one year to make a film based off of a short film submitted on [your] website" and your disclosure on page 34 regarding your plans to commission a feature-length screenplay to be written by a professional writer, based upon a submission to your website. To the extent that you have decided not to commission a feature-length screenplay based upon a submission to your website, please revise. If you intend to commission such a screenplay, please disclose your plans to do so, including a timeline and budget.

7. We note your disclosure on page 25 that "[f]irst this registration statement has to be declared effective by the SEC" and that you do not know when or if that will occur. Please revise to delete your disclosure that "[you] do not know when or if that will ever occur." In addition, please revise to clarify on page 25 that there is no guarantee that you will sell any shares of your common stock in this offering.

8. We note your response to our prior comment 7 that you intend to produce the first film from the proceeds of the offering. However, we note your disclosure on page 25 that the inability to secure a recognizable actor or director could hinder your ability to obtain financing and your disclosure regarding your plan to present a business plan to prospective investors and financiers. Please revise or advise.

Other

9. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

10. Please provide a currently dated consent of the independent public accountant in an amendment to the S-1 registration statement. Also, please ensure that the consent refers to the appropriate amendment to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.